UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TOURMALINE BIO, INC.

(Name of Subject Company)

TOURMALINE BIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89157D105

(CUSIP Number of Class of Securities)

Sandeep Kulkarni

Chief Executive Officer

Tourmaline Bio, Inc.

27 West 24th Street, Suite 702

New York, NY 10010

(646) 481-9832

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

William Sorabella, Esq.

Brandon Fenn, Esq.

Cooley LLP

55 Hudson Yards

New York, NY 10001

(212) 479-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Tourmaline Bio, Inc., a Delaware corporation (the “Company” or “Tourmaline”), by Novartis AG, a company limited by shares (Aktiengesellschaft) incorporated under the laws of Switzerland (“Parent” or “Novartis”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of September 8, 2025 (the “Merger Agreement”), by and among the Company, Parent and Torino Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a cash tender offer (the “Offer”) no later than September 29, 2025. The Offer will consist of an offer to purchase all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”), at a price of $48.00 per Share, in cash, without interest, and subject to any withholding of taxes required by applicable legal requirements (the “Offer Price”). Following the date and time of the irrevocable acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer (the “Offer Acceptance Time”) and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Parent, Purchaser and the Company will, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote of the Company stockholders, effect a merger of Purchaser with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company continuing as the surviving corporation of the Merger and an indirect wholly owned subsidiary of Parent.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and the Merger:

1.

Exhibit 99.1: Press Release issued by the Company, dated September 9, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 9, 2025);

2.	Exhibit 99.2: Email from Sandeep Kulkarni, M.D., Chief Executive Officer of the Company (“CEO”), sent to all of the Company’s employees, first used September 9, 2025;

3.	Exhibit 99.3: Employee FAQ, first used September 9, 2025;

4.	Exhibit 99.4: Letter to third parties, first used September 9, 2025; and

5.	Exhibit 99.5: Clinical trial investigator FAQ, first used September 9, 2025.

The information set forth under Items 1.01 and 9.01 of the Company’s Current Report on Form 8-K filed by the Company on September 9, 2025 (including all exhibits attached thereto) is incorporated herein by reference.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Tourmaline and Novartis, including statements relating to the ability to complete and the timing of completion of the Transactions contemplated by the Merger Agreement, including the anticipated occurrence, manner and timing of the proposed Offer, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the Merger set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and the prospective benefits of the proposed Transactions, and other statements that are not historical facts. The forward-looking statements contained in this communication are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the Offer; uncertainties as to how many of Tourmaline’s stockholders will tender their stock in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the Transactions (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that the Transactions do not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed Transactions, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Tourmaline and Novartis will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the effects of the Transactions on relationships with employees, suppliers, manufacturers, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed Transactions on the market price of Tourmaline’s common stock and/or Tourmaline’s operating results; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed Transactions; Novartis’s ability to fund the proposed Transactions; the time-consuming and uncertain regulatory approval process; the uncertainties inherent in the costly and time-consuming therapeutic product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to the parties’ business operations and financial results; the sufficiency of the parties’ cash flows and capital resources; the parties’ ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting Tourmaline, including those described from time to time under the caption “Risk Factors” and elsewhere in Tourmaline’s filings and reports with the U.S. Securities and Exchange Commission (the “SEC”), including Tourmaline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, as well as the Tender Offer Statement on Schedule TO and related tender offer documents to be filed by Novartis and the Purchaser, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Tourmaline. Any forward-looking statements are made based on the current beliefs and judgments of Tourmaline’s and Novartis’s management, and the reader is cautioned not to rely on any forward-looking statements made by Tourmaline or Novartis. Except as required by law, Tourmaline and Novartis do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Important Information about the Tender Offer and Where to Find It

The Offer for Tourmaline outstanding common stock referred to in this communication has not yet commenced. The description contained in this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Tourmaline or any other securities, nor is it a substitute for the tender offer materials that Novartis and the Purchaser will file with the SEC. The solicitation and offer to purchase Tourmaline’s common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Novartis and the Purchaser will file a tender offer statement on Schedule TO and thereafter Tourmaline will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ANY HOLDERS OF TOURMALINE SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The offer to purchase, the letter of transmittal, the solicitation/recommendation statement and related offer documents will be made available for free at the SEC’s website at www.sec.gov. Copies of those offer documents and all other documents filed by Novartis, the Purchaser and Tourmaline will be made available at no charge by directing a request to the information agent for the Offer, which will be named in the Schedule TO to be filed with the SEC. Copies of the solicitation/recommendation statement on Schedule 14D-9 to be filed with the SEC by Tourmaline will be available free of charge on Tourmaline’s investor relations website at https://ir.tourmalinebio.com/.

In addition, Tourmaline files annual, quarterly and current reports and other information with the SEC, which are also made available free of charge on the Company’s investor relations website at https://ir.tourmalinebio.com/ and at the SEC’s website at www.sec.gov.

Exhibit Number	Description

99.1	Press Release issued by the Company, dated September 9, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 9, 2025).

99.2	Email from Sandeep Kulkarni, M.D., Chief Executive Officer of the Company, sent to all of the Company’s employees, first used September 9, 2025.

99.3	Employee FAQ, first used September 9, 2025.

99.4	Letter to third parties, first used September 9, 2025.

99.5	Clinical trial investigator FAQ, first used September 9, 2025.

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